

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2009

Mail Stop 4631

Michael R. Scheiding
Corporate Controller—Financial Reporting
Owens-Illinois, Inc.
One Michael Owens Way
Perrysberg, OH 43551-2999

> **Re:** **Owens-Illinois, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2009**
> **File No. 1-09576**

Dear Mr. Scheiding:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director